LM Funding America, Inc.

1200 Platt Street, Suite 1000

Tampa, Florida 33606

January 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: LM Funding America, Inc.

Registration Statement on Form S-3 Filed January 13, 2025

File No. 333-284259 (the “Registration Statement”)

Dear Ms. Cheng and Ms. Bednarowski:

On behalf of LM Funding America, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 17, 2025, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Registration Statement on Form S-3 General

1. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering but is a valid secondary offering by or on behalf of the selling stockholder that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

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In Question 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling stockholders have held the shares

The Company entered into a warrant exercise agreement on December 8, 2024 (the “Warrant Exercise Agreement”) with the investor identified therein (the “Investor”). The Investor is an unrelated third-party institutional investor that negotiated the Warrant Exercise Agreement with the Company on an arm’s length basis. Pursuant to the Warrant Exercise Agreement, the Investor committed to exercise certain outstanding warrants to purchase an aggregate of 1,737,370 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), originally issued to the Investor on August 19, 2024, having an original exercise price of $2.98 per share (the “Existing Warrants”). The offer and resale of the shares of Common Stock underlying the Existing Warrants was registered pursuant to a registration statement on Form S-3 (File No. 333-282023). In consideration for the immediate exercise of the Existing Warrants, the Company issued to the exercising holder in a private placement (the “Private Placement”) new unregistered warrants to purchase up to an aggregate of 3,472,740 shares of the Company’s Common Stock (the “Common Warrants”). The shares of Common Stock issuable upon the exercise of the Common Warrants are herein referred to as “Warrant Shares.”

The Private Placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investor represented to the Company that it was an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring

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the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Common Warrants were offered without any general solicitation by the Company or its representatives.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as the Private Placement, to be characterized as a private placement. As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states, a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Furthermore, because the consideration for the Common Warrants has already been provided and the Common Warrants have already been delivered to the Investor, it bears the investment risk of holding all of these securities issued under the Warrant Exercise Agreement. The Investor participated in the Private Placement with the knowledge that it might not be able to exit its position at a profit, and it provided evidence that it acquired the Common Warrants with the intent to invest, rather than to effect a distribution, as an underwriter would have.

The Investor has already been subject to the full investment risk associated with ownership of the Company’s equity securities for a period of over one month. Furthermore, the Common Warrants include a beneficial ownership limitation which prevents the Investor from exercising Common Warrants in the event its beneficial ownership of shares of Common Stock of the Company would exceed 4.99% (or, upon adjustment by the Investor, 9.99%). In view of the foregoing limitations, even if the Registration Statement were immediately declared effective, the Investor would likely be unable to resell right away all of the Warrant Shares underlying the Common Warrants which the Company

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is seeking to register. Accordingly, the Investors cannot be compared to underwriters, as underwriters (by definition) do not take long term risk on an issuer’s equity securities and are generally not subject to the ownership limitations placed on the Investor.

(B) The circumstances under which the selling stockholders received their shares

The Warrant Shares being registered for resale were or will be issued to the Investor upon the exercise of the Common Warrants, which were issued to the Investor in an arm’s-length private placement transaction for substantial consideration pursuant to a Warrant Exercise Agreement that was vigorously negotiated, including between legal counsels for the Company and the Investor, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Common Warrants, the Company will not receive any proceeds from the resale of the Warrant Shares by the Investor. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, the Investor specifically represented to the Company, as set forth in the Warrant Exercise Agreement, that it was acquiring the securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act.

In addition, as far as the Company is aware, none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the share of Common Stock being registered. The Investor is expected to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, is subject to general risks of trading securities in public markets, including the risk that the Investor sells shares below its cost basis.

(C) Selling stockholders’ relationship with the Company

The selling stockholder has not had any relationship with the Company other than as a passive investor in the Company (including as an investor in the Company’s 2021 public offering and pursuant to the Securities Purchase Agreement between the Investor and the Company dated August 16, 2024). Neither the Investor nor its affiliates has held any position or office or has had any material relationship with the Company within the past three years. Moreover, the Staff has previously noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, the selling stockholder’s status as a non-affiliate of the Company is a factor that weighs favorably in the Company’s determination that the offering for resale of the Warrant Shares by the Investor under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

Although a relatively large amount of shares of Common Stock are being registered relating to the Company’s number of outstanding shares of common stock, the Company does not believe that the amount of Warrant Shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered

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is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the selling stockholder has conducted any road shows or taken any other actions to condition or “prime” the market for its shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To the Company’s knowledge, the Investor is not involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investor is not acting on the Company’s behalf and is motivated by its own self-interests, and therefore is not acting as a conduit of the Company.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the Staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Foley & Lardner, LLP, attention: Curt Creely at (813) 225-4122.

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Very truly yours,

LM Funding america, inc.

By:	/s/ Bruce M. Rodgers, Esq.
Bruce M. Rodgers, Esq.
Chief Executive Officer

cc: Curt Creely, Foley & Lardner LLP

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